Exhibit 99.3

SciSparc Announces Enrollment of First Patient for its Clinical Trial for Children with Autism Spectrum Disorder

TEL AVIV, Israel, March 08, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that the first patient has been enrolled in the Company’s clinical trial assessing the efficacy and safety of SCI-210 for the treatment of children with autism spectrum disorder (“ASD”) between the ages of 5 and 18.

Autism, also referred to as autism spectrum disorder, is one of the most common developmental disabilities globally with a prevalence of approximately one in 36 children, according to estimates from the Centers for Disease Control and Prevention’s  Autism and Developmental Disabilities Monitoring (ADDM) Network and is accompanied by an unmet need for efficient and safe treatments.

“Scientific innovation cannot forge ahead without patients that are willing to work with the scientific community by participating in clinical trials. The enrollment of our first patient means that we are moving towards a new frontier in the treatment of ASD,” said Oz Adler, SciSparc’s Chief Executive Officer. “We are pleased to enroll the first patient in the trial, which will further our understanding of the potential role of SCI-210 in the treatment of ASD symptoms.”

The Company’s goal is to sell SCI-210 first in Israel and then in other countries, subject to obtaining the requisite regulatory approvals.

About the ASD trial:

The double-blind, randomized and placebo-controlled study will be performed using SciSparc’s proprietary SCI-210, a combination of cannabidiol (CBD) and CannAmide™ (SciSparc’s Palmitoylethanolamide), which is designed to alleviate ASD symptoms. SciSparc will enroll 60 subjects between the ages of 5 and 18, for 20 weeks, with the purpose of assessing how SCI-210 therapy compares to standard CBD treatment in managing symptoms of ASD.

The trial has three primary efficacy metrics: the Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire; the Clinical Global Impressions-Improvement (CGI-I) performed by a clinician; and the effective therapeutic dose. The trial was designed in consultation with the National Autism Research Center, the leading research center for autism in Israel.

ASD is a condition related to brain development that impacts how a person perceives and socializes with others, causing problems in social interaction and communication. The term “spectrum” in autism spectrum disorder refers to the wide range of symptoms and severity.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the Company’s vision for treating ASD through clinical trials testing the SCI-210 composition and its goal to sell SCI-210 in Israel and other countries subject to the requisite regulatory approvals. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055